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Exhibit 99.1

First Quarter Report 2021

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

This Management's Discussion and Analysis ("MD&A") dated April 29, 2021 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim consolidated financial statements for the three months ended March 31, 2021 that were prepared in accordance with International Financial Reporting Standards ("IFRS"), International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the Company's annual Management's Discussion and Analysis ("Annual MD&A") and annual consolidated financial statements ("Annual Financial Statements") filed with Canadian securities regulators and included in the Company's Annual Report on Form 40-F for the year ended December 31, 2020 (the "Form 40-F"), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company is included in the Company's Annual Information Form for the year ended December 31, 2020 (the "AIF"). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com and the Form 40-F is on file with the Securities and Exchange Commission ("SEC") at www.sec.gov/edgar.

Forward Looking Statements

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, may or will occur are forward-looking statements. When used in this MD&A, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation:

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  statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 and its variants on the Company's future operations, including its employees and overall business;

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  statements regarding the Company's forward-looking production outlook, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, and cash flows;

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  statements regarding the estimated timing and conclusions of technical studies and evaluations;

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  statements regarding the methods by which ore will be extracted or processed;

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  statements concerning the Company's expansion plans at the Kittila mine, Meliadine mine's Phase 2 project, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof;

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  statements about the Company's plans at the Hope Bay mine;

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  statements about the potential for the Hope Bay mine to be a 250,000 to 300,000 ounce per year operation;

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  statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

  •
  statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, financing costs and expectations as to the funding or reductions thereof;

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  statements regarding estimates of future mineral reserves, mineral resources, effect of drill results on future mineral reserves and mineral resources, mineral production, and sales;

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  statements regarding the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production;

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  statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

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  statements regarding anticipated future exploration;

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  statements regarding the anticipated timing of events with respect to the Company's mine sites;

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  statements regarding the sufficiency of the Company's cash resources;

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  statements regarding future activity with respect to the Company's unsecured revolving bank credit facility;

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  statements regarding future dividend amounts and payment dates; and

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  statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof.

Such statements reflect the Company's views as at the date of this MD&A and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include the assumptions set forth herein and in the Company's Annual MD&A and AIF filed with Canadian securities regulators and that are included in the Form 40-F filed with the SEC as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that there are no other significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at the LaRonde and Goldex mines and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.

Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the extent

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex, Meliadine mine and Hope Bay mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde and Goldex mines; mining risks; community actions or protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies.

For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the AIF and Annual MD&A as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Meaning of "including" and "such as":    When used in this MD&A the terms "including" and "such as" mean including and such as, without limitation.

Business Overview

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential.

Recent Developments

Acquisition of TMAC Resources Inc. ("TMAC")

On February 2, 2021, the Company completed the purchase of all the issued and outstanding common shares and equity instruments exchangeable for common shares of TMAC which owned and operated the Hope Bay

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

mine and also owned exploration properties in the Kitikmeot region of Nunavut. The shares were acquired for approximately $226.0 million in cash consideration (C$2.20 per share). The results of operations of TMAC and the Hope Bay mine have been included from the date of acquisition.

Immediately prior to the closing of the transaction and in accordance with its terms, TMAC retired its $134.0 million long-term debt using its own cash resources and the proceeds of an advance of $105.0 million from the Company. The acquisition also triggered a one-time option for TMAC to buy-back a 1.5% net smelter return royalty on the Hope Bay property from Maverix Metals Inc. which was exercised prior to closing for $50.0 million and the payment made shortly after the acquisition date.

With the acquisition of TMAC, the Company has acquired a 100% interest in the Hope Bay property, which is located in the Kitikmeot region of Nunavut, approximately 685 kilometres northeast of Yellowknife and 125 kilometres southwest of Cambridge Bay. The land package includes the Hope Bay and Elu greenstone belts. The 80-kilometre long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston) with historical mineral reserves and mineral resources and over 90 regional exploration targets.

The property contains significant infrastructure including:

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  Underground mine development at the Doris deposit

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  A fully enclosed processing plant and a tailings impoundment area near Doris deposit

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  A gravel air strip near Doris deposit capable of handling Boeing 737 aircraft and a secondary gravel air strip near Boston deposit

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  A port with a laydown facility and fuel storage at Roberts Bay

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  An all-weather road network, a diesel power plant and an office-accommodations complex

The Hope Bay mine has established relationships with Inuit residents and organizations and the Government of Nunavut. An Inuit Impact and Benefits Agreement is in place with the Kitikmeot Inuit Association. Historically, a portion of the workforce has come from Nunavut and the Hope Bay mine was also successful in sourcing workers from across Canada, with a large component coming from Western Canadian labour markets.

In 2021, the Company expects to continue mining activities at the Doris deposit while undertaking camp-wide optimization efforts. The Company also plans to ramp up a property-wide exploration program and evaluate the Madrid and Boston deposits for future production.

Impact of COVID-19 on the Company's Business and Operations

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and its variants, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner in which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 and its variants, may affect the Company cannot be predicted with certainty.

COVID-19 and these measures have had and may continue to have an adverse impact on many aspects of the Company's business including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

material to the Company. Measures taken by governments, the Company or others could result in the Company reducing or suspending operations at one or more of its mines.

In the first quarter of 2020, in response to the order by the Government of Quebec (the "Quebec Order"), the Company took steps to ramp down its operations in the Abitibi region of Quebec (the LaRonde, LaRonde Zone 5, Goldex and Canadian Malartic mines) and significantly reduce activities at the Meliadine mine and Meadowbank Complex in Nunavut. The Company also responded to the decree issued by the Government of Mexico on April 2, 2020 (the "Decree") by ramping down mining operations at its Mexican operations (Pinos Altos, Creston Mascota and La India mines). With the lifting of the Quebec Order and the Decree, the Company restarted operations at all the aforementioned sites, and ramped up production gradually to regular capacity over the course of the second quarter of 2020. With the exception of the Nunavut-based workforce, most employees returned to work at some point during 2020 while the Company continued to reinforce screening and testing protocols to detect COVID-19 cases prior to permitting entrance to its sites and to control the spread of the virus and its variants.

In the first quarter of 2021, none of the Company's operations were suspended or restricted. Although the Company believes the risk for business interruption remains low, unexpected interruptions could still occur given the uncertainty surrounding the recurring wave of rising cases in certain regions where the Company operates. The Company identified the following notable developments:

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  in Abitibi, the Company continues to donate funds to local support groups and offer other in-kind support to local communities;

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  in Nunavut, the Company launched the Digital Ambassador Program, a community-focused initiative to enhance the ability to consult and engage with community members while also addressing digital challenges. The Company also participates in the Baker Lake Hot Meals program, providing meals to 20-40 community members on a monthly basis. In the meantime, the Nunavut-based workforce continues to remain at home and there is currently no set date for their return to work. However, as the distribution of COVID-19 vaccines is ongoing in local Nunavut communities, the Company is preparing to reintegrate the Nunavut-based workforce to its operations in the course of 2021, taking into account logistics, testing and health protocols as well as training plans required to ensure a smooth and safe reintegration. The Company is in regular discussions with community leaders, the Nunavut chief medical officer and local government officials to establish when and how a return to work could be accomplished while maintaining the safety of Nunavut communities;

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  in Finland, while the government did not mandate the suspension of business activities to respond to the COVID-19 pandemic, shaft sinking activities continue to be delayed as a result of travel restrictions, despite the addition of local resources. The completion of the project will be delayed beyond the first half of 2022. Meanwhile, the Company continues to support local tourism businesses by helping them obtain environmental certificates and financing entry tickets for school children to local winter attractions;

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  in Mexico, the Company continues to donate food pantries to vulnerable people and health and safety supplies to the surrounding communities of the Pinos Altos and La India mines;

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  government vaccination programs for COVID-19 are underway in all of the regions in which the Company operates. The Company's local teams have offered their support to the vaccination effort to the local health authorities.

As a result of the COVID-19 pandemic, the Company took action to help prevent the spread of the outbreak at its sites and protect its employees, contractors and the communities in which it operates. The Company is continuing to adjust protocols in response to recurring waves of COVID-19. The enhanced health and safety measures continue to focus on screening employees and contractors before entering the Company's sites for

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

potential symptoms of COVID-19, adopting isolation protocols as necessary, contact tracing of individuals that may have been exposed to the virus, cleaning and disinfection services and facilitating physical distancing. Some of the measures implemented to manage the COVID-19 outbreak are expected to remain in place for the foreseeable future and will increase the production costs at the Company's operations. These costs relate mostly to increased sanitizing personnel, personal protective equipment ("PPE"), testing of employees and contractors, operating of testing labs, additional employee transportation, and supplies and health support to surrounding communities.

Due to border closures and travel restrictions imposed by federal, provincial, state and local governments, the Company suspended non-essential travel for all employees, including non-essential visits to the Company's mines and projects. In addition, while the Company's corporate office and regional offices were initially closed, and employees were requested to work from home, these offices were subsequently re-opened under new hygiene and physical distancing protocols. As employees whose work does not require physical presence in the office continue to work remotely, the Company has utilized various technology solutions to limit the adverse impact of travel restrictions and remote work arrangements on the Company's ability to operate and adhere to its business goals. Further measures taken by governments, the Company or others related to COVID-19 may adversely affect workforce productivity and availability, including the ability to transport personnel to and from the mine sites located in Nunavut.

The Company continues to assess the logistics challenges to its supply chain and distribution methods to deliver its dore bar and concentrate products from mines to third-party refineries and smelters. The Company has observed limited impact to the supply chain to date. The Company has sufficient stock of critical components and has worked closely with its key suppliers to secure future delivery of materials. Inventory of PPE, tires, cyanide, reagents and other critical parts has been increased at all sites. Similarly, the Company has not experienced significant disruption to its distribution network and ability to deliver its products to smelting and refining facilities or ability to sell finished products to its customers. However, further measures taken by governments, the Company or others related to COVID-19 may adversely affect the Company's availability of supplies or its ability to sell or deliver gold dore bars or concentrate.

There are significant uncertainties with respect to future developments and impact on the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and any current or further measures taken by governments, the Company and others in response to the pandemic. While the Company worked closely with the authorities and mining associations to have mining classified as an essential business by both the Quebec and Mexican governments, further suspension or reduction of operations by the Company may be required in response to additional government measures or other measures that the Company otherwise deems appropriate.

Financial and Operating Results

Results of Operations

Agnico Eagle reported net income of $136.1 million, or $0.56 per share, in the first quarter of 2021 compared with a net loss of $21.6 million, or $0.09 per share, in the first quarter of 2020. Agnico Eagle reported adjusted net income of $162.9 million, or $0.67 per share, in the first quarter of 2021 compared with adjusted net income of $56.0 million, or $0.23 per share, in the first quarter of 2020. Adjusted net income is a non-GAAP measure; for a reconciliation of adjusted net income to net income (loss) as presented in the condensed interim consolidated statements of income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

In the first quarter of 2021, the operating margin (revenues from mining operations less production costs) increased to $522.0 million compared with $315.8 million in the first quarter of 2020, primarily due to a 39.1%

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

increase in revenues from mining operations as a result of a 12.7% higher average realized price in gold between periods and a 24.9% increase in the sales volume of gold. Operating margin is a non-GAAP measure; for a reconciliation of operating margin to net income (loss) as presented in the condensed interim consolidated statements of income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

Gold production increased to 516,804 ounces in the first quarter of 2021 compared with 411,366 ounces in the first quarter of 2020 primarily due to the return of operations to normal levels at the Company's Quebec and Nunavut mines, which were affected by COVID-19 precautionary measures in the prior period and the contribution of gold production from the Hope Bay mine which was acquired during the first quarter of 2021. Partially offsetting the overall increase in gold production compared to the first quarter of 2020 was a decrease in gold production from the Creston Mascota mine as the open pit mining operations ceased in the third quarter of 2020. Cash provided by operating activities amounted to $356.4 million in the first quarter of 2021 compared with $163.4 million in the first quarter of 2020. Weighted average total cash costs per ounce of gold produced amounted to $734 on a by-product basis and $797 on a co-product basis in the first quarter of 2021 compared with $836 on a by-product basis and $889 on a co-product basis in the first quarter of 2020. Total cash costs per ounce is non-GAAP measure; for a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

The table below sets out variances in the key drivers of net income for the three months ended March 31, 2021, compared with the net loss for the three months ended March 31, 2020:

(millions of United States dollars)	Three Months Ended March 31, 2021 vs. Three Months Ended March 31, 2020
Increase in gold revenues	$255.6
Increase in silver revenues	1.6
Increase in net copper revenues	2.8
Increase in net zinc revenues	2.5
Increase in production costs due to effects of foreign currencies	(16.1)
Increase in production costs	(40.2)
Decrease in exploration and corporate development expenses	0.9
Increase in amortization of property, plant and mine development	(27.6)
Increase in general and administrative expenses	(14.4)
Decrease in finance costs	5.6
Change in loss on derivative financial instruments	21.5
Change in non-cash foreign currency translation	6.9
Increase in other (income) expenses	7.1
Increase in income and mining taxes	(48.5)

Total net income (loss) variance	$157.7

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

Three Months Ended March 31, 2021 vs. Three Months Ended March 31, 2020

Revenues from mining operations increased to $934.4 million in the first quarter of 2021, compared with $671.9 million in the first quarter of 2020, primarily due to a 24.9% increase in the sales volume of gold (which excludes 6,638 ounces of payable production of gold sold associated with the Tiriganiaq open pit deposit at the Meliadine mine) and a 12.7% increase in the average realized price of gold.

Production costs were $412.4 million in the first quarter of 2021, a 15.8% increase compared with $356.1 million in the first quarter of 2020, primarily due to the addition of the Hope Bay mine through the acquisition of TMAC and higher production costs at the LaRonde mine which had lower mining and milling costs in the prior period as a result of the delay in accessing higher grade ore from the West mine area, and the strengthening of the Canadian dollar and Euro relative to the US dollar between periods. Partially offsetting the total increase in production costs was a decrease in production costs at the Creston Mascota mine due to ceasing of mining operations at the open pit in the third quarter of 2020.

Weighted average total cash costs per ounce of gold produced decreased to $734 on a by-product basis and $797 on a co-product basis in the first quarter of 2021, compared with $836 on a by-product basis and $889 on a co-product basis in the first quarter of 2020, primarily due to increased gold production at the Quebec and Nunavut mines, partially offset by the strengthening of the Canadian and Euro relative to the US dollar and the decrease in gold production at the Creston Mascota mine due to ceasing of mining operations at the open pit in the third quarter of 2020.

Exploration and corporate development expenses decreased to $28.7 million in the first quarter of 2021, compared with $29.6 million in the first quarter of 2020, primarily due to lower corporate development expenses, partially offset by increased exploration activities at the Upper Beaver project.

Amortization of property, plant and mine development increased by $27.6 million to $181.1 million between the first quarter of 2020 and the first quarter of 2021, primarily due to an increase in the tonnage of ore processed at the Company's mines between periods and the contribution of amortization from the Hope Bay mine which was acquired during the first quarter of 2021.

General and administrative expenses increased to $44.9 million during the first quarter of 2021, compared with $30.5 million during the first quarter of 2020, primarily due to increased share-based compensation and benefits expenses and donations between periods.

Finance costs decreased to $22.2 million during the first quarter of 2021, compared with $27.8 million during the first quarter of 2020, primarily due to decreased interest expense on the Company's guaranteed senior unsecured notes as $360.0 million of the 2010 Series B Notes was repaid in April 2020, partially offset by increased interest expense resulting from the $200.0 million private placement of guaranteed senior unsecured notes which were issued in April 2020.

Loss on derivative financial instruments decreased to $21.1 million during the first quarter of 2021, compared with $42.6 million during the first quarter of 2020, primarily due to an increase in realized and unrealized gains on currency and commodity derivatives, partially offset by an increase in unrealized losses on warrants. Realized gains on currency and commodity derivatives were $9.1 million during the first quarter of 2021, compared to a realized loss of $2.9 million during the first quarter of 2020. As a result of the increase of diesel spot prices and the strengthening of the Canadian dollar relative to the US dollar at the end of March 2021, the Company recognized an unrealized gain on currency and commodity derivatives of $0.7 million during the first quarter of 2021, compared to an unrealized loss of $38.4 million during the first quarter of 2020. In addition, the decrease in the market value of outstanding warrants held by the Company resulted in an unrealized loss on warrants of $31.8 million in the first quarter of 2021, compared to an unrealized loss of $1.9 million in the first quarter of 2020. The Company holds warrants to acquire equity securities of certain issuers in the mining industry.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

During the first quarter of 2021, there was a non-cash foreign currency translation gain of $3.1 million attributable to the weakening of the Euro relative to the US dollar as at March 31, 2021, compared to December 31, 2020. The net foreign currency translation gain in the first quarter of 2021 was primarily due to the translation impact of the Company's net monetary liabilities denominated in the Euro. A non-cash foreign currency translation loss of $3.8 million was recorded during the first quarter of 2020.

In the first quarter of 2021, the Company recorded income and mining taxes expense of $93.4 million on income before income and mining taxes of $229.6 million, resulting in an effective tax rate of 40.7%. In the first quarter of 2020, the Company recorded income and mining taxes expense of $44.9 million on income before income and mining taxes of $23.3 million, resulting in an effective tax rate of 192.7%. The decrease in the effective tax rate between the first quarter of 2020 and the first quarter of 2021 was primarily due to foreign exchange rate movements.

There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate significantly in future periods.

LaRonde mine

At the LaRonde mine, gold production increased by 36.5% to 75,389 ounces in the first quarter of 2021 compared with 55,223 ounces in the first quarter of 2020, primarily due to increased mill throughput and higher gold grades. In the first quarter of 2020, the LaRonde mine experienced delays in accessing higher grade ore from the West mine area as additional ground support was being completed and was affected by the temporary suspension of mining activities to comply with the Quebec Order to close all non-essential businesses made in response to the COVID-19 pandemic. Production costs at the LaRonde mine were $51.3 million in the first quarter of 2021, an increase of 148.8% compared with production costs of $20.6 million in the first quarter of 2020 driven primarily by the factors noted above, the timing of inventory sales and the strengthening of the Canadian dollar relative to the US dollar between periods.

LaRonde Zone 5 mine

At the LaRonde Zone 5 mine, gold production increased by 22.3% to 17,689 ounces in the first quarter of 2021 compared with 14,464 ounces in the first quarter of 2020, primarily due to increased mill throughput and higher gold grades. Production costs at the LaRonde Zone 5 mine were $12.7 million in the first quarter of 2021, an increase of 7.6% compared with production costs of $11.8 million in the first quarter of 2020, driven primarily by higher underground development costs and the strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by the timing of inventory sales.

Goldex mine

At the Goldex mine, gold production increased by 2.3% to 34,650 ounces in the first quarter of 2021 compared with 33,883 ounces in the first quarter of 2020, primarily due to increased mill throughput. In the first quarter of 2020, the Quebec Order required the Company to temporarily suspend operations in response to the COVID-19 pandemic. Production costs at the Goldex mine were $22.5 million in the first quarter of 2021, an increase of 12.8% compared with production costs of $20.0 million in the first quarter of 2020, driven primarily by the factor noted above, higher underground production and maintenance costs and the strengthening of the Canadian dollar relative to the US dollar between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

Meadowbank Complex

At the Meadowbank Complex, gold production increased by 62.1% to 79,965 ounces in the first quarter of 2021 compared with 49,341 ounces in the first quarter of 2020, primarily due to increased mill throughput and higher gold grades. On March 19, 2020, the Company sent home its Nunavut-based workforce at the Meadowbank Complex and significantly reduced its activities as part of an effort to limit the risk of the spread of COVID-19 in Nunavut. Production costs at the Meadowbank Complex were $87.3 million in the first quarter of 2021, a decrease of 2.3% compared with production costs of $89.4 million in the first quarter of 2020 primarily due to the timing of inventory sales, partially offset by the strengthening of the Canadian dollar relative to the US dollar between periods.

Meliadine mine

At the Meliadine mine, gold production increased by 37.4% to 96,126 ounces in the first quarter of 2021 (which includes 8,123 ounces produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit), compared with 69,975 ounces of gold production in the first quarter of 2020, primarily due to increased mill throughput and higher gold grades. On March 19, 2020, the Company sent home its Nunavut-based workforce at the Meliadine mine and significantly reduced its activities as part of an effort to limit the risk of the spread of COVID-19 in Nunavut. Production costs at the Meliadine mine were $59.8 million in the first quarter of 2021, an increase of 10.2% compared with production costs of $54.3 million in the first quarter of 2020 primarily due to the timing of inventory sales and the strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by lower underground development costs.

Hope Bay mine

The Company completed the acquisition of TMAC on February 2, 2021. For the period from February 2, 2021 to March 31, 2021, gold production at the Hope Bay mine was 12,259 ounces and production costs at the Hope Bay mine were $24.1 million.

Canadian Malartic mine

At the 50% owned Canadian Malartic mine, attributable gold production increased by 38.3% to 89,550 ounces in the first quarter of 2021, compared with 64,763 ounces in the first quarter of 2020 (which includes 2,974 ounces produced prior to the achievement of commercial production at the Barnat deposit), primarily due to the impact of the Quebec Order in the prior period. Attributable production costs at the Canadian Malartic mine were $55.5 million in the first quarter of 2021, an increase of 14.0% compared with production costs of $48.7 million in the first quarter of 2020 primarily due to the suspension of operations required by the Quebec Order in the first quarter of 2020.

Kittila mine

At the Kittila mine, gold production increased by 23.2% to 60,716 ounces in the first quarter of 2021 compared with 49,297 ounces in the first quarter of 2020, primarily due to increased mill throughput and higher gold grades. Production costs at the Kittila mine were $48.7 million in the first quarter of 2021, an increase of 11.4% compared with production costs of $43.7 million in the first quarter of 2020 driven primarily by higher underground mining costs and the strengthening of the Euro relative to the US dollar between periods, partially offset by the timing of inventory sales.

Pinos Altos mine

At the Pinos Altos mine, gold production decreased by 12.4% to 29,175 ounces in the first quarter of 2021 compared with 33,310 ounces in the first quarter of 2020, primarily due to the processing of lower gold grades. Production costs at the Pinos Altos mine were $32.0 million in the first quarter of 2021, a decrease of 10.8%

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

compared with production costs of $35.9 million in the first quarter of 2020 driven primarily by the timing of inventory sales, partially offset by higher milling costs.

Creston Mascota mine

At the Creston Mascota mine, gold production decreased by 76.6% to 4,252 ounces in the first quarter of 2021 compared with 18,184 ounces in the first quarter of 2020, primarily due to ceasing of mining operations at the open pit in the third quarter of 2020. Gold production in the first quarter of 2021 came only from residual leaching. Production costs at the Creston Mascota mine were $2.4 million in the first quarter of 2021, a decrease of 79.6% compared with production costs of $11.8 million in the first quarter of 2020 primarily due to the cessation of mining activities.

La India mine

At the La India mine, gold production decreased by 25.7% to 17,033 ounces in the first quarter of 2021 compared with 22,926 ounces in the first quarter of 2020, primarily due to the processing of lower gold grades. Production costs at the La India mine were $16.1 million in the first quarter of 2021, a decrease of 19.5% compared with production costs of $20.1 million in the first quarter of 2020, driven primarily by the timing of inventory sales, partially offset by higher heap leach costs.

Balance Sheet Review

Total assets of $9,552.8 million at March 31, 2021 decreased by $61.9 million from $9,614.8 million at December 31, 2020 primarily due to a $276.1 million decrease in cash and cash equivalents. The decrease in cash and cash equivalents was primarily due to an aggregate of $340.9 million in payments related to the acquisition of TMAC (including funds advanced to TMAC to partially fund the repayment of its long-term debt and payment for the repurchase of the Hope Bay 1.5% net smelter return royalty), $181.9 million in capital expenditures, $73.0 million in dividends paid, and $34.6 million for the repurchase of common shares for stock-based compensation plans. The decrease in cash and cash equivalents was partially offset by cash provided by operating activities of $356.4 million. In addition, investments decreased by $92.9 million from $375.1 million at December 31, 2020 to $282.2 million at March 31, 2021 primarily as a result of $93.1 million in unrealized fair value losses related to the Company's holdings of equity securities and share purchase warrants. Partially offsetting the overall decrease in assets was an increase in property, plant and mine development of $193.4 million from $7,325.4 million at December 31, 2020 to $7,518.8 million at March 31, 2021, primarily as a result of the acquisition of TMAC during the first quarter of 2021. In addition, inventories increased by $39.1 million to $669.6 million at March 31, 2021 primarily due to the acquisition of TMAC, and other assets increased by $38.1 million to $297.4 million at March 31, 2021 primarily as a result of increased long-term stockpile inventories at the Meadowbank Complex and Canadian Malartic mine.

Total liabilities of $3,863.5 million at March 31, 2021 decreased by $68.0 million from $3,931.5 million at December 31, 2020 primarily due to a $66.2 million decrease in deferred income and mining tax liabilities as a result of the origination and reversal of net taxable temporary differences, including the recognition of a deferred income tax asset on the acquisition of TMAC. Income taxes payable decreased by $70.7 million to $32.0 million at March 31, 2021 from $102.7 million at December 31, 2020 as a result of payments made to tax authorities in excess of the current tax expense. Partially offsetting the overall decrease in liabilities was an increase in the reclamation provision by $54.4 million between December 31, 2020 and March 31, 2021 primarily due to the acquisition of TMAC and the re-measurement of these provisions by applying updated cash flow estimates and assumptions at the LaRonde mine, primarily related to an updated mine closure plan completed during the first quarter of 2021.

While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts act

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. During the first quarter of 2021, the Company increased its currency hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at March 31, 2021, the Company had outstanding currency derivative contracts related to $1,272.3 million of 2021 and 2022 expenditures (December 31, 2020 — $1,188.0 million) and diesel fuel derivative contracts related to 20.0 million gallons of heating oil (December 31, 2020 — 24.0 million).

Liquidity and Capital Resources

As at March 31, 2021, the Company's cash and cash equivalents, short-term investments, and current restricted cash totaled $155.0 million compared with $406.5 million as at December 31, 2020. The Company's policy is to invest excess cash in highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

Working capital (current assets less current liabilities) decreased to $591.4 million as at March 31, 2021 compared with $731.5 million as at December 31, 2020 primarily due to a decrease in cash and cash equivalents of $276.1 million, which was partially offset by an increase in inventories of $39.1 million and a decrease in income taxes payable of $70.7 million.

In the first quarter of 2021, the Company drew down $240.0 million from the Credit Facility primarily to facilitate the acquisition of TMAC. The outstanding balance was fully repaid in March 2021. As at March 31, 2021, $1,199.1 million was available for future drawdown under the Credit Facility. Credit Facility availability is reduced by outstanding letters of credit, which were $0.9 million as of March 31, 2021.

Subject to various risks and uncertainties, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, contractual obligations and planned capital expenditure and exploration programs. As of March 31, 2021, the Company had no debt maturities until 2022, except for leases in the normal course of business. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Risk Profile in this MD&A.

Operating Activities

Cash provided by operating activities increased to $356.4 million in the first quarter of 2021 compared with $163.4 million in the first quarter of 2020 primarily due to higher average realized gold prices and a 24.9% increase in payable gold ounces sold between periods, which was partially offset by an increase in production costs and less favourable working capital changes between periods.

Investing Activities

Cash used in investing activities increased to $527.9 million in the first quarter of 2021, compared with $178.2 million in the first quarter of 2020, primarily due to $340.9 million of payments related to the acquisition of TMAC, including funds advanced to TMAC to partially fund the repayment of its long-term debt and payment for the repurchase of the Hope Bay 1.5% net smelter return royalty.

In the first quarter of 2021, the Company purchased $5.5 million in equity securities and other investments compared with $16.1 million in the first quarter of 2020. In addition, the Company received net proceeds of $1.5 million from the sale of equity securities and other investments in the first quarter of 2021, compared with $8.8 million in the first quarter of 2020. The Company's equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

Financing Activities

Cash used in financing activities was $100.1 million in the first quarter of 2021 compared with cash provided by financing activities of $954.8 million in the first quarter of 2020 primarily due to a $1,000.0 million decrease in net proceeds drawn from the Credit Facility, a $35.5 million increase in dividends paid, and a $19.7 million decrease in proceeds from stock option plan exercises between periods. The Company drew down $1,000.0 million in the first quarter of 2020 as a cautionary measure given the uncertainty with respect to the COVID-19 pandemic at that time.

The Company issued common shares for net proceeds of $12.9 million in the first quarter of 2021, compared to $32.0 million in the first quarter of 2020, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.

On February 11, 2021, Agnico Eagle declared a quarterly cash dividend of $0.35 per common share paid on March 22, 2021 to holders of record of the common shares of the Company as of March 1, 2021. Agnico Eagle has declared a cash dividend every year since 1983. In the first quarter of 2021, the Company paid dividends of $73.0 million, an increase of $35.5 million compared to $37.5 million paid in the first quarter of 2020. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On December 14, 2018, the Company amended its $1,200.0 million Credit Facility to extend the maturity date from June 22, 2022 to June 22, 2023. In the first quarter of 2021, the Company drew down and repaid $240.0 million on its Credit Facility.

On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). Letters of credit issued under the Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at March 31, 2021, the aggregate undrawn face amount of letters of credit under the Third LC Facility was $66.9 million.

On September 23, 2015, the Company entered into another standby letter of credit facility with a financial institution providing for a C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). Effective April 23, 2020, the amount available under the Second LC Facility was increased to C$200.0 million. The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at March 31, 2021, the aggregate undrawn face amount of letters of credit under the Second LC Facility was $103.5 million.

On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at March 31, 2021, the aggregate undrawn face amount of letters of credit under the First LC Facility was $226.3 million.

The Company was in compliance with all covenants contained in the Credit Facility, First LC Facility, Second LC Facility, Third LC Facility and the $1,575.0 million guaranteed senior unsecured notes as at March 31, 2021.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

Risk Profile

The Company is subject to significant risks, including but not limited to fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The Company is subject to risks related to pandemics and other outbreaks of communicable diseases such as COVID-19, as well as the economic impacts that result therefrom. For a more comprehensive discussion of these and other risks, see "Risk Factors" in the AIF filed on the CSA's SEDAR website and with the SEC as part of the Form 40-F. For the discussion of risks incremental to those disclosed in the AIF, see Forward-Looking Statements and Impact of COVID-19 on the Company's Business and Operations in this MD&A.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company's ICFR.

DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

In response to the COVID-19 pandemic, the Company asked all of its corporate office staff and many site administrative staff at regional, mine site and exploration offices to work from home. These offices were subsequently re-opened under new hygiene and physical distancing protocols; however, employees whose work does not require physical presence in the office continue to work remotely. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company continues to monitor whether remote work arrangements have adversely affected the Company's ability to maintain internal controls over financial reporting and disclosure controls and procedures. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

Limitation on scope of design

The Company acquired TMAC during the three months ended March 31, 2021. The financial information for this acquisition is included in this MD&A and in Note 5 to the condensed interim consolidated financial statements. The CSA's National Instrument 52-109 and the SEC staff provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company plans to utilize the scope exemption as it relates to this acquisition in its management report on internal controls over financial reporting for the year ending December 31, 2021.

The tables below present summary financial information for the Hope Bay mine included in the Company's condensed interim consolidated financial statements:

Three Months Ended March 31, 2021
Revenues from mining operations	$35,505
Income before income and mining taxes	$5,072

As at March 31, 2021
Total current assets	$103,908
Total non-current assets	$208,533
Total current liabilities	$15,893
Total non-current liabilities(i)	$45,742

Note:

(i)
Excluded deferred income tax asset presented with deferred income and mining tax liabilities in the condensed interim consolidated balance sheets.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

Non-GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis) and operating margin, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income (loss) as recorded in the condensed interim consolidated statements of income (loss) for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	Three Months Ended March 31,
(thousands of United States dollars)	2021	2020
Net income (loss) for the period	$136,148	$(21,565)
Foreign currency translation (gain) loss	(3,078)	3,846
Realized and unrealized loss on derivative financial instruments	21,066	42,602
Gain on sale of non-strategic exploration properties	(10,000)	—
Multi-year health care donation	7,952	—
Other(i)	4,079	6,917
Income and mining taxes adjustments(ii)	6,756	24,225

Adjusted net income for the period(iii)	$162,923	$56,025

Net income (loss) per share — basic and diluted	$0.56	$(0.09)
Adjusted net income per share — basic and diluted	$0.67	$0.23

Notes:

(i)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets. For the three months ended March 31, 2020, these costs also included temporary suspension costs of $3.9 million and interest on the Credit Facility of $1.4 million, which was drawn down as a cautionary measure in the uncertain economic environment with respect to the COVID-19 pandemic.

(ii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, income and mining taxes impact on normalized items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and reflective adjustments to prior period operating results.

(iii)
The Company did not adjust for the following items in its calculation of adjusted net income:

—
Stock-based compensation expense for the three months ended March 31, 2021 of $8.8 million (three months ended March 31, 2020 — $6.6 million).

—
Costs incurred in connection with the Company's response to the COVID-19 pandemic for the three months ended March 31, 2021 of $4.1 million. These costs represent primarily payroll costs of Nunavut-based employees who could not return to work to prevent or curtail community transmission of COVID-19. For the three months ended March 31, 2020, no adjustment was made for the payrolls costs and other incidental costs of $1.2 million associated with people who were working working remotely during the period of suspended operations.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

  —
  Direct and incremental costs incurred in connection with the company's response to the COVID-19 pandemic for the three months ended March 31, 2021 of $1.4 million which are primarily related to cleaning and disinfection services, screening and on-site testing for COVID-19 and community support.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces and (iv) it is a method used by management and the Board to monitor operations.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income (loss) in accordance with IFRS.

Total Production Costs by Mine

	Three Months Ended March 31,
	2021	2020
LaRonde mine	$51,342	$20,636
LaRonde Zone 5 mine	12,685	11,792

LaRonde Complex	64,027	32,428
Goldex mine	22,513	19,958
Meadowbank Complex	87,339	89,366
Meliadine mine	59,764	54,255
Hope Bay mine	24,075	—
Canadian Malartic mine(i)	55,468	48,656
Kittila mine	48,660	43,671
Pinos Altos mine	31,998	35,881
Creston Mascota mine	2,417	11,837
La India mine	16,139	20,050

Production costs per the condensed interim consolidated statements of income (loss)	$412,400	$356,102

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		75,389		55,223
Production costs	$51,342	$681	$20,636	$374
Inventory and other adjustments(iv)	3,491	46	23,856	432

Cash operating costs (co-product basis)	$54,833	$727	$44,492	$806
By-product metal revenues	(17,899)	(237)	(6,828)	(124)

Cash operating costs (by-product basis)	$36,934	$490	$37,664	$682

LaRonde mine Per Tonne(iii)	Three Months Ended March 31, 2021				Three Months Ended March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				487				412
Production costs		$51,342		$105		$20,636		$50
Production costs (C$)	C$	66,403	C$	136	C$	25,831	C$	63
Inventory and other adjustments (C$)(v)		(1,989)		(4)		28,591		69

Minesite operating costs (C$)	C$	64,414	C$	132	C$	54,422	C$	132

LaRonde Zone 5 mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		17,689		14,464
Production costs	$12,685	$717	$11,792	$815
Inventory and other adjustments(iv)	864	49	462	32

Cash operating costs (co-product basis)	$13,549	$766	$12,254	$847
By-product metal revenues	(89)	(5)	(33)	(2)

Cash operating costs (by-product basis)	$13,460	$761	$12,221	$845

LaRonde Zone 5 mine Per Tonne(iii)	Three Months Ended March 31, 2021				Three Months Ended March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				277				245
Production costs		$12,685		$46		$11,792		$48
Production costs (C$)	C$	16,154	C$	58	C$	15,803	C$	65
Inventory and other adjustments (C$)(v)		1,643		6		660		2

Minesite operating costs (C$)	C$	17,797	C$	64	C$	16,463	C$	67

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

LaRonde Complex Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		93,078		69,687
Production costs	$64,027	$688	$32,428	$465
Inventory and other adjustments(iv)	4,355	47	24,318	349

Cash operating costs (co-product basis)	$68,382	$735	$56,746	$814
By-product metal revenues	(17,988)	(194)	(6,861)	(98)

Cash operating costs (by-product basis)	$50,394	$541	$49,885	$716

LaRonde Complex Per Tonne(iii)	Three Months Ended March 31, 2021				Three Months Ended March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				764				657
Production costs		$64,027		$84		$32,428		$49
Production costs (C$)	C$	82,557	C$	108	C$	41,634	C$	63
Inventory and other adjustments (C$)(v)		(346)		—		29,251		45

Minesite operating costs (C$)	C$	82,211	C$	108	C$	70,885	C$	108

Goldex mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		34,650		33,883
Production costs	$22,513	$650	$19,958	$589
Inventory and other adjustments(iv)	(937)	(27)	(1,063)	(31)

Cash operating costs (co-product basis)	$21,576	$623	$18,895	$558
By-product metal revenues	(6)	—	—	—

Cash operating costs (by-product basis)	$21,570	$623	$18,895	$558

Goldex mine Per Tonne(iii)	Three Months Ended March 31, 2021				Three Months Ended March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				727				657
Production costs		$22,513		$31		$19,958		$30
Production costs (C$)	C$	28,558	C$	39	C$	26,239	C$	40
Inventory and other adjustments (C$)(v)		(27)		—		(932)		(1)

Minesite operating costs (C$)	C$	28,531	C$	39	C$	25,307	C$	39

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

Meadowbank Complex Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		79,965		49,341
Production costs	$87,339	$1,092	$89,366	$1,811
Inventory and other adjustments(iv)	2,938	37	(7,944)	(161)

Cash operating costs (co-product basis)	$90,277	$1,129	$81,422	$1,650
By-product metal revenues	(492)	(6)	(301)	(6)

Cash operating costs (by-product basis)	$89,785	$1,123	$81,121	$1,644

Meadowbank Complex Per Tonne(iii)	Three Months Ended March 31, 2021				Three Months Ended March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				924				579
Production costs		$87,339		$95		$89,366		$154
Production costs (C$)	C$	112,766	C$	122	C$	119,505	C$	206
Inventory and other adjustments (C$)(v)		7,102		8		(11,925)		(20)

Minesite operating costs (C$)	C$	119,868	C$	130	C$	107,580	C$	186

Meliadine mine Per Ounce of Gold Produced(ii)(vi)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		88,003		69,975
Production costs	$59,764	$679	$54,255	$775
Inventory and other adjustments(iv)	(4,291)	(49)	1,787	26

Cash operating costs (co-product basis)	$55,473	$630	$56,042	$801
By-product metal revenues	(220)	(2)	(112)	(2)

Cash operating costs (by-product basis)	$55,253	$628	$55,930	$799

Meliadine mine Per Tonne(iii)(vii)	Three Months Ended March 31, 2021				Three Months Ended March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				338				307
Production costs		$59,764		$177		$54,255		$177
Production costs (C$)	C$	76,409	C$	226	C$	71,927	C$	234
Inventory and other adjustments (C$)(v)		(2,508)		(7)		2,118		7

Minesite operating costs (C$)	C$	73,901	C$	219	C$	74,045	C$	241

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

Hope Bay mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		12,259		—
Production costs	$24,075	$1,964	$—	$—
Inventory and other adjustments(iv)	(12,691)	(1,035)	—	—

Cash operating costs (co-product basis)	$11,384	$929	$—	$—
By-product metal revenues	—	—	—	—

Cash operating costs (by-product basis)	$11,384	$929	$—	$—

Hope Bay mine Per Tonne(iii)	Three Months Ended March 31, 2021				Three Months Ended March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				39				—
Production costs		$24,075		$616		$—		$—
Production costs (C$)	C$	30,477	C$	780	C$	—	C$	—
Inventory and other adjustments (C$)(v)		(16,306)		(417)		—		—

Minesite operating costs (C$)	C$	14,171	C$	363	C$	—	C$	—

Canadian Malartic mine Per Ounce of Gold Produced(i)(ii)(viii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		89,550		61,789
Production costs	$55,468	$619	$48,656	$787
Inventory and other adjustments(iv)	1,816	21	(1,507)	(24)

Cash operating costs (co-product basis)	$57,284	$640	$47,149	$763
By-product metal revenues	(2,030)	(23)	(1,773)	(29)

Cash operating costs (by-product basis)	$55,254	$617	$45,376	$734

Canadian Malartic mine Per Tonne(i)(iii)(ix)	Three Months Ended March 31, 2021				Three Months Ended March 31, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,631				2,321
Production costs		$55,468		$21		$48,656		$21
Production costs (C$)	C$	71,210	C$	27	C$	65,472	C$	28
Inventory and other adjustments (C$)(v)		2,211		1		(2,526)		(1)

Minesite operating costs (C$)	C$	73,421	C$	28	C$	62,946	C$	27

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

Kittila mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		60,716		49,297
Production costs	$48,660	$801	$43,671	$886
Inventory and other adjustments(iv)	(129)	(2)	(3,676)	(75)

Cash operating costs (co-product basis)	$48,531	$799	$39,995	$811
By-product metal revenues	(54)	(1)	(54)	(1)

Cash operating costs (by-product basis)	$48,477	$798	$39,941	$810

Kittila mine Per Tonne(iii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		494		420
Production costs	$48,660	$99	$43,671	$104
Production costs (€)	€41,068	€83	€39,665	€94
Inventory and other adjustments (€)(v)	(337)	(1)	(3,358)	(7)

Minesite operating costs (€)	€40,731	€82	€36,307	€87

Pinos Altos mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		29,175		33,310
Production costs	$31,998	$1,097	$35,881	$1,077
Inventory and other adjustments(iv)	1,987	68	(2,906)	(87)

Cash operating costs (co-product basis)	$33,985	$1,165	$32,975	$990
By-product metal revenues	(9,538)	(327)	(8,079)	(243)

Cash operating costs (by-product basis)	$24,447	$838	$24,896	$747

Pinos Altos mine Per Tonne(iii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		493		480
Production costs	$31,998	$65	$35,881	$75
Inventory and other adjustments(v)	2,160	4	(3,491)	(8)

Minesite operating costs	$34,158	$69	$32,390	$67

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

Creston Mascota mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		4,252		18,184
Production costs	$2,417	$568	$11,837	$651
Inventory and other adjustments(iv)	(336)	(78)	(143)	(8)

Cash operating costs (co-product basis)	$2,081	$490	$11,694	$643
By-product metal revenues	(1,263)	(297)	(4,000)	(220)

Cash operating costs (by-product basis)	$818	$193	$7,694	$423

Creston Mascota mine Per Tonne(iii)(x)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		—		212
Production costs	$2,417	$—	$11,837	$56
Inventory and other adjustments(v)	(2,417)	—	(361)	(2)

Minesite operating costs	$—	$—	$11,476	$54

La India mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		17,033		22,926
Production costs	$16,139	$948	$20,050	$875
Inventory and other adjustments(iv)	362	21	(1,873)	(82)

Cash operating costs (co-product basis)	$16,501	$969	$18,177	$793
By-product metal revenues	(562)	(33)	(332)	(15)

Cash operating costs (by-product basis)	$15,939	$936	$17,845	$778

La India mine Per Tonne(iii)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,642		1,534
Production costs	$16,139	$10	$20,050	$13
Inventory and other adjustments(v)	242	—	(2,238)	(1)

Minesite operating costs	$16,381	$10	$17,812	$12

Notes:

(i)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(ii)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See above for more information on the Company's use of total cash cost per ounce.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See above for more information on the Company's use of minesite costs per tonne.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

(iv)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustments reflect production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi)
The Meliadine mine's cost calculations per ounce of gold produced for the three months ended March 31, 2021 exclude 8,123 ounces of payable gold production which were produced during this period, as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.

(vii)
The Meliadine mine's cost calculations per tonne for the three months ended March 31, 2021 exclude 77,037 tonnes of ore from the Tiriganiaq open pit deposit which were processed during this period, as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.

(viii)
The Canadian Malartic mine's cost calculations per ounce of gold produced for the three months ended March 31, 2020 exclude 2,974 ounces of payable gold production, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(ix)
The Canadian Malartic mine's cost calculations per tonne for the three months ended March 31, 2020 exclude 135,065 tonnes of ore from the Barnat deposit, which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(x)
The Creston Mascota mine's cost calculations per tonne for the three months ended March 31, 2021 exclude approximately $2.4 million of production costs incurred during the three months ended March 31, 2021 following the cessation of mining activities at the Bravo pit during the third quarter of 2020.

All-in Sustaining Costs per Ounce of Gold Produced

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock option expense), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues. The Company's methodology for calculating all-in sustaining costs per ounce may differ from the methodology used by other gold producers that disclose all-in sustaining costs per ounce. The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future.

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three months ended March 31, 2021 and March 31, 2020 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended March 31,
(United States dollars per ounce of gold produced, except where noted)	2021	2020
Production costs per the condensed interim consolidated statements of income (loss) (thousands of United States dollars)	$412,400	$356,102

Adjusted gold production (ounces)(i)(ii)	508,681	408,392

Production costs per ounce of adjusted gold production	$811	$872
Adjustments:
Inventory and other adjustments(iii)	(14)	17

Total cash costs per ounce of gold produced (co-product basis)(iv)	$797	$889
By-product metal revenues	(63)	(53)

Total cash costs per ounce of gold produced (by-product basis)(iv)	$734	$836

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	175	177
General and administrative expenses (including stock option expense)	88	75
Non-cash reclamation provision, sustaining leases and other	10	11

All-in sustaining costs per ounce of gold produced (by-product basis)	$1,007	$1,099

By-product metal revenues	63	53

All-in sustaining costs per ounce of gold produced (co-product basis)	$1,070	$1,152

Notes:

(i)
Adjusted gold production for the three months ended March 31, 2021 excludes 8,123 ounces of payable production of gold at the Meliadine mine which were produced during this period, as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.

(ii)
Adjusted gold production for the three months ended March 31, 2020 excludes 2,974 ounces of payable production of gold at the Canadian Malartic mine, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(iii)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(iv)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne" for more information on the Company's use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2021

Operating Margin

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by excluding the following from net income (loss) as recorded in the condensed interim consolidated financial statements:

  •
  Income and mining taxes expense
  •
  Other (income) expenses
  •
  Foreign currency translation (gain) loss
  •
  Loss on derivative financial instruments
  •
  Finance costs
  •
  General and administrative
  •
  Amortization of property, plant and mine development
  •
  Exploration and corporate development

The Company believes that operating margin is a useful measure that reflects the operating performance of its mines associated with the ongoing production and sale of gold and by-product metals. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with net income (loss) and other data prepared in accordance with IFRS.

The following table sets out a reconciliation of net income (loss) to operating margin for the three months ended March 31, 2021 and March 31, 2020.

	Three Months Ended March 31,
(thousands of United States dollars)	2021	2020
Net income (loss) for the period	$136,148	$(21,565)
Income and mining taxes expense	93,440	44,896
Other (income) expenses	(2,509)	4,540
Foreign currency translation (gain) loss	(3,078)	3,846
Loss on derivative financial instruments	21,066	42,602
Finance costs	22,168	27,762
General and administrative	44,933	30,543
Amortization of property, plant, and mine development	181,115	153,509
Exploration and corporate development	28,709	29,643

Operating margin	$521,992	$315,776

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2021	2020
Operating margin(i) by mine:
Northern Business
LaRonde mine	$93,728	$45,194
LaRonde Zone 5 mine	12,598	10,851
Goldex mine	38,739	35,160
Meadowbank Complex	49,950	3,813
Meliadine mine	100,961	57,226
Hope Bay mine	11,230	—
Canadian Malartic mine(ii)	103,748	57,046
Kittila mine	58,703	41,910
Southern Business
Pinos Altos mine	26,426	28,057
Creston Mascota mine	7,634	17,591
La India mine	18,275	18,928

Total operating margin(i)	521,992	315,776

Amortization of property, plant and mine development	181,115	153,509
Exploration, corporate and other	111,289	138,936

Income before income and mining taxes	229,588	23,331
Income and mining taxes expense	93,440	44,896

Net income (loss) for the period	$136,148	$(21,565)

Net income (loss) per share — basic and diluted	$0.56	$(0.09)
Cash flows:
Cash provided by operating activities	$356,387	$163,358
Cash used in investing activities	$(527,868)	$(178,166)
Cash (used in) provided by financing activities	$(100,134)	$954,830
Realized prices:
Gold (per ounce)	$1,780	$1,579
Silver (per ounce)	$26.13	$15.74
Zinc (per tonne)	$2,743	$2,217
Copper (per tonne)	$8,958	$5,410

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2021	2020
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	75,389	55,223
LaRonde Zone 5 mine	17,689	14,464
Goldex mine	34,650	33,883
Meadowbank Complex	79,965	49,341
Meliadine mine	96,126	69,975
Hope Bay mine	12,259	—
Canadian Malartic mine(ii)	89,550	64,763
Kittila mine	60,716	49,297
Southern Business
Pinos Altos mine	29,175	33,310
Creston Mascota mine	4,252	18,184
La India mine	17,033	22,926

Total gold (ounces)	516,804	411,366

Silver (thousands of ounces):
Northern Business
LaRonde mine	203	160
LaRonde Zone 5 mine	3	3
Goldex mine	—	1
Meadowbank Complex	24	20
Meliadine mine	7	6
Canadian Malartic mine(ii)	82	97
Kittila mine	3	3
Southern Business
Pinos Altos mine	373	517
Creston Mascota mine	36	279
La India mine	16	20

Total silver (thousands of ounces)	747	1,106

Zinc (tonnes)	1,867	510
Copper (tonnes)	752	749

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2021	2020
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	75,285	38,273
LaRonde Zone 5 mine	14,314	14,258
Goldex mine	34,358	34,740
Meadowbank Complex	76,281	58,581
Meliadine mine	98,349	70,979
Hope Bay mine	20,221	—
Canadian Malartic mine(ii)(iv)	83,556	64,900
Kittila mine	59,597	54,250
Southern Business
Pinos Altos mine	27,613	34,997
Creston Mascota mine	4,878	16,408
La India mine	18,834	23,497

Total gold (ounces)	513,286	410,883

Silver (thousands of ounces):
Northern Business
LaRonde mine	199	175
LaRonde Zone 5 mine	3	2
Meadowbank Complex	19	22
Meliadine mine	8	8
Canadian Malartic mine(ii)(iv)	67	111
Kittila mine	2	3
Southern Business
Pinos Altos mine	361	560
Creston Mascota mine	50	263
La India mine	19	22

Total silver (thousands of ounces)	728	1,166

Zinc (tonnes)	2,660	1,658
Copper (tonnes)	754	754

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2021	2020
Total cash costs per ounce of gold produced — co-product basis(v):
Northern Business
LaRonde mine	$727	$806
LaRonde Zone 5 mine	766	847
Goldex mine	623	558
Meadowbank Complex	1,129	1,650
Meliadine mine(vi)	630	801
Hope Bay mine	929	—
Canadian Malartic mine(ii)(vii)	640	763
Kittila mine	799	811
Southern Business
Pinos Altos mine	1,165	990
Creston Mascota mine	490	643
La India mine	969	793

Weighted average total cash costs per ounce of gold produced	$797	$889

Total cash costs per ounce of gold produced — by-product basis(v):
Northern Business
LaRonde mine	$490	$682
LaRonde Zone 5 mine	761	845
Goldex mine	623	558
Meadowbank Complex	1,123	1,644
Meliadine mine(vi)	628	799
Hope Bay mine	929	—
Canadian Malartic mine(ii)(vii)	617	734
Kittila mine	798	810
Southern Business
Pinos Altos mine	838	747
Creston Mascota mine	193	423
La India mine	936	778

Weighted average total cash costs per ounce of gold produced	$734	$836

Notes:

(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Non-GAAP Financial Performance Measures — Operating Margin" for more information on the Company's use of operating margin.

(ii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three months ended March 31, 2021 includes 8,123 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine which were produced during this period, as commercial production at the Tiriganiaq open pit deposit has not yet been achieved. Payable production for the three months ended March 31, 2020 includes 2,974 ounces of gold from the Canadian Malartic mine, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd.

(v)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne" for more information on the Company's calculation and use of total cash cost per ounce of gold produced.

(vi)
The Meliadine mine's cost calculations per ounce of gold produced for the three months ended March 31, 2021 exclude 8,123 ounces of payable gold production which were produced during this period, as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.

(vii)
The Canadian Malartic mine's cost calculations per ounce of gold produced for the three months ended March 31, 2020 exclude 2,974 ounces of payable gold production which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Operating margin(i):
Revenues from mining operations	$526,611	$682,959	$753,099	$671,878	$557,175	$980,612	$928,448	$934,392
Production costs	279,497	316,346	374,969	356,102	280,394	412,803	374,853	412,400

Total operating margin(i)	247,114	366,613	378,130	315,776	276,781	567,809	553,595	521,992
Operating margin(i) by mine:
Northern Business
LaRonde mine	66,902	93,223	111,865	45,194	60,954	144,364	123,528	93,728
LaRonde Zone 5 mine	8,882	12,238	12,954	10,851	11,007	21,522	19,965	12,598
Goldex mine	25,126	33,197	31,200	35,160	22,840	36,350	50,177	38,739
Meadowbank Complex	9,244	9,227	3,303	3,813	(12,422)	46,032	44,344	49,950
Meliadine mine	15,033	50,323	61,970	57,226	49,207	109,313	107,617	100,961
Hope Bay mine	—	—	—	—	—	—	—	11,230
Canadian Malartic mine(ii)	60,232	70,263	73,015	57,046	45,502	76,673	104,009	103,748
Kittila mine	8,205	44,696	39,666	41,910	59,089	62,807	38,442	58,703
Southern Business
Pinos Altos mine	27,281	30,003	28,004	28,057	14,585	37,063	39,900	26,426
Creston Mascota mine	14,863	12,203	4,041	17,591	11,231	9,279	4,573	7,634
La India mine	11,346	11,240	12,112	18,928	14,788	24,406	21,040	18,275

Total operating margin(i)	247,114	366,613	378,130	315,776	276,781	567,809	553,595	521,992
Impairment reversal	—	—	(345,821)	—	—	—	—	—
Amortization of property, plant and mine development	124,203	143,293	150,319	153,509	129,465	173,173	174,954	181,115
Exploration, corporate and other	80,091	83,864	69,687	138,936	29,765	61,947	84,647	111,289

Income before income and mining taxes	42,820	139,456	503,945	23,331	117,551	332,689	293,994	229,588
Income and mining taxes expense	15,048	62,789	172,250	44,896	12,250	110,035	88,777	93,440

Net income (loss) for the period	$27,772	$76,667	$331,695	$(21,565)	$105,301	$222,654	$205,217	$136,148

Net income (loss) per share — basic	$0.12	$0.32	$1.39	$(0.09)	$0.44	$0.92	$0.85	$0.56
Net income (loss) per share — diluted	$0.12	$0.32	$1.38	$(0.09)	$0.43	$0.91	$0.84	$0.56
Cash flows:
Cash provided by operating activities	$126,301	$349,233	$257,468	$163,358	$162,648	$462,538	$403,510	$356,387
Cash used in investing activities	$(233,238)	$(245,829)	$(167,211)	$(178,166)	$(177,738)	$(205,893)	$(247,015)	$(527,868)
Cash provided by (used in) financing activities	$34,906	$37,249	$(28,091)	$954,830	$(914,418)	$(268,802)	$(74,432)	$(100,134)

Notes:

(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Non-GAAP Financial Performance Measures — Operating Margin" for more information on the Company's use of operating margin.

(ii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

 AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at March 31, 2021	As at December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$126,466	$402,527
Short-term investments	5,486	3,936
Restricted cash (Note 20)	23,077	—
Trade receivables (Note 6)	16,371	11,867
Inventories (Note 7)	669,551	630,474
Income taxes recoverable	6,210	3,656
Fair value of derivative financial instruments (Notes 6 and 17)	36,862	35,516
Other current assets (Note 8A)	162,661	159,212

Total current assets	1,046,684	1,247,188
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development (Notes 9 and 11)	7,518,813	7,325,418
Investments (Notes 6, 10 and 17)	282,158	375,103
Other assets (Note 8B)	297,369	259,254

Total assets	$9,552,816	$9,614,755

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$362,473	$363,801
Reclamation provision	11,313	15,270
Interest payable	25,509	12,184
Income taxes payable	32,036	102,687
Lease obligations (Note 11)	22,429	20,852
Fair value of derivative financial instruments (Notes 6 and 17)	1,508	904

Total current liabilities	455,268	515,698
Non-current liabilities:
Long-term debt (Note 12)	1,565,888	1,565,241
Lease obligations (Note 11)	94,404	99,423
Reclamation provision	710,168	651,783
Deferred income and mining tax liabilities	969,830	1,036,061
Other liabilities	67,940	63,336

Total liabilities	3,863,498	3,931,542

EQUITY
Common shares (Note 13):
Outstanding — 243,810,637 common shares issued, less 770,936 shares held in trust	5,752,660	5,751,479
Stock options (Notes 13 and 14)	182,647	175,640
Contributed surplus	37,254	37,254
Deficit	(315,251)	(366,412)
Other reserves (Note 15)	32,008	85,252

Total equity	5,689,318	5,683,213

Total liabilities and equity	$9,552,816	$9,614,755

Commitments and contingencies (Note 20)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2021	2020
REVENUES
Revenues from mining operations (Note 16)	$934,392	$671,878
COSTS, EXPENSES AND OTHER INCOME
Production(i)	412,400	356,102
Exploration and corporate development	28,709	29,643
Amortization of property, plant and mine development	181,115	153,509
General and administrative	44,933	30,543
Finance costs	22,168	27,762
Loss on derivative financial instruments (Note 17)	21,066	42,602
Foreign currency translation (gain) loss	(3,078)	3,846
Other (income) expenses (Note 18)	(2,509)	4,540

Income before income and mining taxes	229,588	23,331
Income and mining taxes expense	93,440	44,896

Net income (loss) for the period	$136,148	$(21,565)

Net income (loss) per share — basic and diluted (Note 13)	$0.56	$(0.09)

Cash dividends declared per common share	$0.35	$0.20

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(thousands of United States dollars)
(Unaudited)

	Three Months Ended March 31,
	2021	2020
Net income (loss) for the period	$136,148	$(21,565)

Items that may be subsequently reclassified to net income (loss):
Derivative financial instruments
Reclassified from the cash flow hedge reserve to net income (loss) (Note 15)	294	—

	294	—
Items that will not be subsequently reclassified to net income (loss):
Pension benefit obligations:
Remeasurement loss on pension benefit obligations	(444)	(355)
Income tax impact	118	133
Equity securities
Net change in fair value of equity securities at FVTOCI	(61,198)	(23,522)
Income tax impact	7,830	—

	(53,694)	(23,744)

Other comprehensive loss for the period	(53,400)	(23,744)

Comprehensive income (loss) for the period	$82,748	$(45,309)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Outstanding
			Stock Options	Contributed Surplus		Other Reserves	Total Equity
	Shares	Amount			Deficit
Balance at December 31, 2019	239,619,035	$5,589,352	$180,160	$37,254	$(647,330)	$(47,922)	$5,111,514

Net loss	—	—	—	—	(21,565)	—	(21,565)
Other comprehensive loss	—	—	—	—	(222)	(23,522)	(23,744)

Total comprehensive loss	—	—	—	—	(21,787)	(23,522)	(45,309)
Transactions with owners:
Shares issued under employee stock option plan (Notes 13 and 14A)	683,688	34,634	(6,560)	—	—	—	28,074
Stock options (Notes 13 and 14A)	—	—	6,573	—	—	—	6,573
Shares issued under incentive share purchase plan (Note 14B)	144,605	5,855	—	—	—	—	5,855
Shares issued under dividend reinvestment plan	231,487	10,297	—	—	—	—	10,297
Dividends declared ($0.20 per share)	—	—	—	—	(47,785)	—	(47,785)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 13 and 14C,D)	(346,329)	(28,621)	—	—	—	—	(28,621)

Balance at March 31, 2020	240,332,486	$5,611,517	$180,173	$37,254	$(716,902)	$(71,444)	$5,040,598

Balance at December 31, 2020	242,884,314	$5,751,479	$175,640	$37,254	$(366,412)	$85,252	$5,683,213

Net income	—	—	—	—	136,148	—	136,148
Other comprehensive loss	—	—	—	—	(326)	(53,074)	(53,400)

Total comprehensive income (loss)	—	—	—	—	135,822	(53,074)	82,748

Transfer of gain on disposal of equity securities at FVOCI to deficit	—	—	—	—	170	(170)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 13 and 14A)	182,313	10,175	(1,774)	—	—	—	8,401
Stock options (Notes 13 and 14A)	—	—	8,781	—	—	—	8,781
Shares issued under incentive share purchase plan (Note 14B)	115,278	6,682	—	—	—	—	6,682
Shares issued under dividend reinvestment plan	211,851	11,861	—	—	—	—	11,861
Dividends declared ($0.35 per share)	—	—	—	—	(84,831)	—	(84,831)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 13 and 14C,D)	(354,055)	(27,537)	—	—	—	—	(27,537)

Balance at March 31, 2021	243,039,701	$5,752,660	$182,647	$37,254	$(315,251)	$32,008	$5,689,318

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended March 31,
	2021	2020
OPERATING ACTIVITIES
Net income (loss) for the period	$136,148	$(21,565)
Add (deduct) adjusting items:
Amortization of property, plant and mine development	181,115	153,509
Deferred income and mining taxes	51,436	24,732
Unrealized (gain) loss on currency and commodity derivatives (Note 17)	(741)	38,432
Unrealized loss on warrants (Note 17)	31,810	1,863
Stock-based compensation (Note 14)	18,036	15,018
Foreign currency translation (gain) loss	(3,078)	3,846
Other	503	(11,048)
Changes in non-cash working capital balances:
Trade receivables	(4,504)	1,282
Income taxes	(68,483)	(22,130)
Inventories	25,842	7,677
Other current assets	(2,270)	11,923
Accounts payable and accrued liabilities	(21,685)	(58,690)
Interest payable	12,258	18,509

Cash provided by operating activities	356,387	163,358

INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 9)	(181,886)	(168,811)
Acquisition of TMAC, net of cash and cash equivalents (Note 5)	(185,898)	—
Advance to TMAC to fund repayment of debt (Note 5)	(105,000)	—
Payment to repurchase the Hope Bay royalty (Note 5)	(50,000)	—
Proceeds from sale of property, plant and mine development	462	101
Net purchases of short-term investments	(1,550)	(2,144)
Net proceeds from sale of equity securities and other investments (Note 10)	1,473	8,759
Purchases of equity securities and other investments (Note 10)	(5,469)	(16,071)

Cash used in investing activities	(527,868)	(178,166)

FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 12)	240,000	1,000,000
Repayment of Credit Facility (Note 12)	(240,000)	—
Repayment of lease obligations	(5,424)	(3,729)
Dividends paid	(72,970)	(37,494)
Repurchase of common shares for stock-based compensation plans (Note 14)	(34,606)	(35,930)
Proceeds on exercise of stock options (Note 14A)	8,401	28,074
Common shares issued	4,465	3,909

Cash (used in) provided by financing activities	(100,134)	954,830

Effect of exchange rate changes on cash and cash equivalents	(4,446)	(6,646)

Net (decrease) increase in cash and cash equivalents during the period	(276,061)	933,376
Cash and cash equivalents, beginning of period	402,527	321,897

Cash and cash equivalents, end of period	$126,466	$1,255,273

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,726	$7,232

Income and mining taxes paid	$108,653	$46,127

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on April 29, 2021.

2.     BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2020 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Form 40-F for the year ended December 31, 2020, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2021 and December 31, 2020 and the results of operations and cash flows for the three months ended March 31, 2021 and March 31, 2020.

    Operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2021.

  B)
  Basis of Presentation

    Overview

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations from the date that joint control

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

2.     BASIS OF PRESENTATION (Continued)

    commenced. Agnico Eagle's 50% interest in each of Canadian Malartic Corporation and Canadian Malartic GP, the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2020 annual audited consolidated financial statements.

  Recently Issued Accounting Pronouncements

  Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

  In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the condensed interim consolidated statements of income (loss). The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. Adoption of the standard on the effective date and applying it retrospectively to the fiscal year beginning January 1, 2021 will result in a restatement to increase revenue from mining operations and related production costs from the sale of pre-commercial gold production in 2021, with a corresponding increase in the cost of property plant and mine development. The Company will continue to evaluate the extent of the impact of the amendments on its financial statements.

  Comparative Figures

  Certain figures in the comparative condensed interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of these financial statements as at and for the three months ended March 31, 2021.

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2020.

5.     ACQUISITION

  TMAC

  On February 2, 2021, the Company completed the purchase of all the issued and outstanding common shares and equity instruments exchangeable for common shares of TMAC which owns and operates the Hope Bay mine, and also owns exploration properties in the Kitikmeot region of Nunavut.

  Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination using the acquisition method of accounting. The aggregate preliminary purchase consideration for the acquired assets, net of the assumed liabilities is as follows:

Purchase of TMAC common shares for C$2.20 per share	$225,580

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

5.     ACQUISITION (Continued)

  Assets acquired and liabilities assumed have been recorded at their preliminary estimates of fair value at the date of acquisition as follows:

Cash and cash equivalents	$39,682
Restricted cash	21,796
Inventories	84,576
Other current assets	2,028
Property, plant and mine development	206,507
Deferred income tax asset(i)	109,700
Accounts payable and accrued and other liabilities(ii)	(84,805)
Advance due to Agnico Eagle	(105,000)
Reclamation provision	(48,904)

Total assets acquired, net of liabilities assumed	$225,580

  Notes:

  (i)
  Included with deferred income and mining tax liabilities in the condensed interim consolidated balance sheets
  (ii)
  Included $50.0 million payable to repurchase the Hope Bay 1.5% net smelter return royalty.

  The fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which will not exceed twelve months from the acquisition date. Where preliminary values are used in accounting for a business combination, they may be materially adjusted retrospectively in subsequent periods. In particular, the Company will continue to evaluate new information about the facts and circumstances that existed as of the acquisition date pertaining to the fair value of property, plant and mine development, deferred income tax asset and reclamation provision.

  Immediately prior to the closing of the transaction and in accordance with its terms, TMAC long-term debt was retired and the Company partially funded the repayment. The acquisition also triggered a one-time option for TMAC to buy-back a 1.5% net smelter return royalty on the Hope Bay property from Maverix Metals Inc. which was exercised prior to closing for $50.0 million with the payment made shortly after the acquisition date.

  The Company incurred acquisition-related costs of $2.9 million which are recorded in other (income) expenses in the condensed interim consolidated statements of income (loss).

  The results of operations have been consolidated with those of the Company from the date of acquisition and included in the Hope Bay operating segment. Pro forma disclosures as if TMAC was acquired at the beginning of the fiscal year have not been presented as they are not considered material to the Company's condensed interim consolidated financial statements.

6.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

6.     FAIR VALUE MEASUREMENT (Continued)

  Assets and Liabilities Measured at Fair Value on a Recurring Basis

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the three months ended March 31, 2021, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The fair values of cash and cash equivalents, short-term investments, restricted cash, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2021 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$16,371	$—	$16,371
Equity securities (FVTOCI)	198,029	26,277	—	224,306
Fair value of derivative financial instruments	—	94,714	—	94,714

Total financial assets	$198,029	$137,362	$—	$335,391

Financial liabilities:
Fair value of derivative financial instruments	$—	$1,508	$—	$1,508

Total financial liabilities	$—	$1,508	$—	$1,508

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Equity Securities and Warrants

  Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy). The Company also holds share purchase warrants of certain publicly traded entities where it has an investment in equity securities. Share purchase warrants are accounted for as derivative financial instruments (below) and presented as part of investments in the condensed interim consolidated balance sheets.

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

  Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value

  Long-term debt is recorded on the condensed interim consolidated balance sheets at March 31, 2021 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. See Note 12.

  Lease obligations are recorded on the condensed interim consolidated balance sheets at March 31, 2021 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company's current incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

6.     FAIR VALUE MEASUREMENT (Continued)

  Company will exercise a purchase, extension or termination option. The fair value of lease obligations is not materially different from the carrying amounts as at March 31, 2021.

7.     INVENTORIES

  During the three months ended March 31, 2021, impairment losses of $4.1 million (three months ended March 31, 2020 — $7.7 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.

8.     OTHER ASSETS

  A)
  Other Current Assets

	As at March 31, 2021	As at December 31, 2020
Federal, provincial and other sales taxes receivable	$66,023	$67,666
Prepaid expenses	77,970	72,502
Other	18,668	19,044

Total other current assets	$162,661	$159,212

  B)
  Other Assets

	As at March 31, 2021	As at December 31, 2020
Non-current ore in stockpiles and on leach pads	$230,033	$198,044
Non-current prepaid expenses	27,624	26,945
Non-current loans receivable	21,421	21,247
Non-current other receivables	13,060	8,238
Other	5,231	4,780

Total other assets	$297,369	$259,254

9.     PROPERTY, PLANT AND MINE DEVELOPMENT

  During the three months ended March 31, 2021, $182.1 million of additions (year ended December 31, 2020 — $987.9 million) were capitalized to property, plant and mine development.

  Total borrowing costs capitalized to property, plant and mine development during the three months ended March 31, 2021 were approximately $0.4 million (year ended December 31, 2020 — $2.8 million) at a capitalization rate of 1.13% (year ended December 31, 2020 — 1.18%).

  During the three months ended March 31, 2021, the Company produced and sold pre-commercial gold production from the Tiriganiaq open pit deposit at the Meliadine mine. The Company deducts revenues from mining operations earned prior to commercial production from the cost of the related property, plant and mine development. During the three months ended March 31, 2021, the Company earned $15.2 million of pre-commercial production revenue (year ended December 31, 2020 — $59.2 million).

  Assets with a net book value of $2.2 million were disposed of by the Company during the three months ended March 31, 2021 (year ended December 31, 2020 — $15.2 million), resulting in a loss on disposal of $1.8 million (year ended December 31, 2020 — $14.2 million) which was recorded in the other (income) expenses line item in the condensed interim consolidated statements of income (loss).

  See Note 20 to these condensed interim consolidated financial statements for capital commitments.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

10.   INVESTMENTS

	As at March 31, 2021	As at December 31, 2020
Equity securities	$224,306	$282,356
Share purchase warrants	57,852	92,747

Total investments	$282,158	$375,103

11.   LEASES

  The Company is party to a number of contracts that contain a lease, including office facilities, storage facilities, and various plant and equipment. Leases of low value assets, short-term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation and a right-of-use asset, and expenses are included in operating costs in the condensed interim consolidated statements of income (loss).

	Three Months Ended March 31,
	2021	2020
Amortization expense on right-of-use assets	$4,258	$3,504
Interest expense on lease obligations	$514	$475
Additions and modifications to right-of-use assets, net of disposals	$5,443	$940

  Additions to right-of-use assets include $1.8 million related to the acquisition of TMAC.

12.   LONG-TERM DEBT

  The following table sets out details of the Company's long-term debt as at March 31, 2021 and December 31, 2020:

		As at March 31, 2021				As at December 31, 2020
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78%-6.77%	$1,575,000	$(6,712)	$1,568,288	$1,747,336	$1,568,009	$1,827,020
Credit Facility	Variable	—	(2,400)	(2,400)	(2,400)	(2,768)	(2,768)

Total long-term debt		$1,575,000	$(9,112)	$1,565,888	$1,744,936	$1,565,241	$1,824,252

  Credit Facility

  During the three months ended March 31, 2021, Credit Facility drawdowns totaled $240.0 million and repayments totaled $240.0 million. As at March 31, 2021, $1,199.1 million was available for future drawdown under the Credit Facility (December 31, 2020 — $1,199.1 million). Credit Facility availability is reduced by outstanding letters of credit which were $0.9 million as at March 31, 2021 and December 31, 2020.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

13.   EQUITY

  Net Income (Loss) Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income (loss) per share:

	Three Months Ended March 31,
	2021	2020
Net income (loss) for the period	$136,148	$(21,565)

Weighted average number of common shares outstanding — basic (in thousands)	242,992	240,222
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	594	—
Add: Dilutive impact of employee stock options	601	—

Weighted average number of common shares outstanding — diluted (in thousands)	244,187	240,222

Net income (loss) per share — basic and diluted	$0.56	$(0.09)

  Diluted net income (loss) per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income (loss) per share as the impact would be anti-dilutive.

  For the three months ended March 31, 2021, 1,603,800 (2020 — nil) employee stock options were excluded from the calculation of diluted net income (loss) per share as their impact would have been anti-dilutive.

14.   STOCK-BASED COMPENSATION

  A)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Three Months Ended March 31, 2021			Three Months Ended March 31, 2020
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,421,404	C$	65.27	4,122,300	C$	54.86
Granted	1,590,750		89.59	1,561,150		79.98
Exercised	(182,313)		58.77	(683,688)		53.85
Forfeited	(20,424)		80.99	(38,125)		67.72
Expired	—		—	—		—

Outstanding, end of period	4,809,417	C$	73.50	4,961,637	C$	62.80

Options exercisable, end of period	2,373,316	C$	67.06	2,330,735	C$	58.55

  The average share price of Agnico Eagle's common shares during the three months ended March 31, 2021 was C$81.97 (2020 — C$70.72).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

14.   STOCK-BASED COMPENSATION (Continued)

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Three Months Ended March 31,
	2021	2020
Risk-free interest rate	0.54%	1.92%
Expected life of stock options (in years)	2.4	2.4
Expected volatility of Agnico Eagle's share price	38.0%	27.5%
Expected dividend yield	2.2%	1.2%

  The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  Compensation expense related to the ESOP amounted to $8.8 million for the three months ended March 31, 2021 (2020 — $6.6 million).

  B)
  Incentive Share Purchase Plan ("ISPP")

  During the three months ended March 31, 2021, 115,278 common shares were subscribed for under the ISPP (2020 — 144,605) for a value of $6.7 million (2020 — $5.9 million). The total compensation cost recognized during the three months ended March 31, 2021 related to the ISPP was $2.2 million (2020 — $2.0 million).

  C)
  Restricted Share Unit ("RSU") Plan

  During the three months ended March 31, 2021, 317,114 (2020 — 303,037) RSUs were granted with a grant date fair value of $23.6 million (2020 — $18.4 million). In the first three months of 2021, the Company funded the RSU plan by transferring $23.6 million (2020 — $18.4 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $7.4 million for the three months ended March 31, 2021 (2020 — $6.6 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income (loss).

  D)
  Performance Share Unit ("PSU") Plan

  During the three months ended March 31, 2021, 148,500 (2020 — 167,500) PSUs were granted. In the first three months of 2021, the Company funded the PSU plan by transferring $11.1 million (2020 — $10.1 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the PSU plan was $2.3 million for the three months ended March 31, 2021 (2020 — $2.3 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income (loss).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

15.   OTHER RESERVES

  The following table sets out the movements in other reserves for the three months ended March 31, 2021 and 2020:

	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2019	$(47,922)	$—	$(47,922)
Net change in fair value of equity securities at FVTOCI	(23,522)	—	(23,522)

Balance at March 31, 2020	$(71,444)	$—	$(71,444)

Balance at December 31, 2020	$97,216	$(11,964)	$85,252
Net change in cash flow hedge reserve	—	294	294
Transfer of gain on disposal of equity securities at FVTOCI to deficit	(170)	—	(170)
Net change in fair value of equity securities at FVTOCI	(53,368)	—	(53,368)

Balance at March 31, 2021	$43,678	$(11,670)	$32,008

  The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the condensed interim consolidated statements of income (loss).

16.   REVENUES FROM MINING OPERATIONS

  The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income (loss):

	Three Months Ended March 31,
	2021	2020
Revenues from contracts with customers	$934,853	$672,978
Provisional pricing adjustments on concentrate sales	(461)	(1,100)

Total revenues from mining operations	$934,392	$671,878

  The following table sets out the disaggregation of revenues by metal:

	Three Months Ended March 31,
	2021	2020
Revenues from contracts with customers:
Gold	$905,925	$649,679
Silver	20,442	18,897
Zinc	2,793	1,054
Copper	5,693	3,348

Total revenues from contracts with customers	$934,853	$672,978

17.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

17.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  impact on, the Company's production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

  As at March 31, 2021, the Company had outstanding derivative contracts related to $1,272.3 million of 2021 and 2022 expenditures (December 31, 2020 — $1,188.0 million). The Company recognized mark-to-market adjustments in the loss on derivative financial instruments line item in the condensed interim consolidated statements of income (loss). The Company did not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2021 and 2020 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at March 31, 2021 or December 31, 2020. The call option premiums were recognized in the loss on derivative financial instruments line item in the condensed interim consolidated statements of income (loss).

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Nunavut operations' diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at March 31, 2021 relating to 20.0 million gallons of heating oil (December 31, 2020 — 24.0 million). The related mark-to-market adjustments prior to settlement were recognized in the loss on derivative financial instruments line item in the condensed interim consolidated statements of income (loss). The Company did not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.

  Share Purchase Warrants

  The Company holds warrants to acquire equity securities of certain issuers in the mining industry. These warrants are not part of the Company's core operations, and accordingly, gains and losses from these investments are not representative of the Company's performance during the year.

  The following table sets out a summary of the amounts recognized in the loss on derivative financial instruments line item in the condensed interim consolidated statements of income (loss).

	Three Months Ended March 31,
	2021	2020
Premiums realized on written foreign exchange call options	$(946)	$(585)
Unrealized loss on warrants	31,810	1,863
Realized (gain) loss on currency and commodity derivatives	(9,057)	2,892
Unrealized (gain) loss on currency and commodity derivatives	(741)	38,432

Loss on derivative financial instruments	$21,066	$42,602

  Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the loss on derivative financial instruments line item of the condensed interim consolidated statements of income (loss) and through the unrealized loss on warrants and the unrealized gain (loss) on currency and commodity derivatives line items of the condensed interim consolidated statements of cash flows.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

18.   OTHER (INCOME) EXPENSES

  The following table sets out amounts recognized in the other (income) expenses line item in the condensed interim consolidated statements of income (loss):

	Three Months Ended March 31,
	2021	2020
Loss on disposal of property, plant and mine development (Note 9)	$1,823	$664
Gain on sale of exploration properties	(10,000)	—
Interest income	(727)	(2,517)
Temporary suspension and other costs due to COVID-19	4,078	3,949
Other	2,317	2,444

Total other (income) expenses	$(2,509)	$4,540

  On March 19, 2021, the Company completed the sale of certain non-strategic exploration properties in exchange for aggregate consideration of $10.0 million in cash and shares of the purchasers, receivable over time on the transaction anniversary each year until March 19, 2024. As all exploration costs related to these properties were expensed when incurred, the carrying value of the properties at the transaction closing was nil and the Company recognized a gain on sale equal to the consideration amount of $10.0 million. The amount receivable of $9.3 million is included in the other current assets and other assets line items in the condensed interim consolidated balance sheets.

  In response to the Quebec Order, to close all non-essential businesses as a result of the COVID-19 pandemic, the Company took steps to ramp down its mining and exploration activities in the Abitibi region of Quebec and Nunavut. Activities at each of the sites and properties located in those regions were placed on temporary suspension or reduced operations, but returned to near normal levels in the second quarter of 2020.

  In the three months ended March 31, 2021, other costs due to the COVID-19 pandemic include primarily payroll costs of Nunavut-based employees who were not able to return to work to prevent or curtail community transmission of COVID-19. In the three months ended March 31, 2020, temporary suspension and other costs due to COVID-19 included primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

19.   SEGMENTED INFORMATION

	Three Months Ended March 31, 2021
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$145,070	$(51,342)	$—	$93,728
LaRonde Zone 5 mine	25,283	(12,685)	—	12,598
Goldex mine	61,252	(22,513)	—	38,739
Meadowbank Complex	137,289	(87,339)	(225)	49,725
Meliadine mine	160,725	(59,764)	—	100,961
Hope Bay mine	35,305	(24,075)	—	11,230
Canadian Malartic joint operation	159,216	(55,468)	(698)	103,050
Kittila mine	107,363	(48,660)	—	58,703

Total Northern Business	831,503	(361,846)	(923)	468,734

Southern Business:
Pinos Altos mine	58,424	(31,998)	—	26,426
Creston Mascota mine	10,051	(2,417)	—	7,634
La India mine	34,414	(16,139)	—	18,275

Total Southern Business	102,889	(50,554)	—	52,335

Exploration	—	—	(27,786)	(27,786)

Segment totals	$934,392	$(412,400)	$(28,709)	$493,283

Total segments income				$493,283
Corporate and other:
Amortization of property, plant and mine development				(181,115)
General and administrative				(44,933)
Finance costs				(22,168)
Loss on derivative financial instruments				(21,066)
Foreign currency translation gain				3,078
Other income				2,509

Income before income and mining taxes				$229,588

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

19.   SEGMENTED INFORMATION (Continued)

	Three Months Ended March 31, 2020
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$65,830	$(20,636)	$—	$45,194
LaRonde Zone 5 mine	22,643	(11,792)	—	10,851
Goldex mine	55,118	(19,958)	—	35,160
Meadowbank Complex	93,179	(89,366)	(756)	3,057
Meliadine mine	111,481	(54,255)	—	57,226
Canadian Malartic joint operation	105,702	(48,656)	(2,979)	54,067
Kittila mine	85,581	(43,671)	—	41,910

Total Northern Business	539,534	(288,334)	(3,735)	247,465

Southern Business:
Pinos Altos mine	63,938	(35,881)	—	28,057
Creston Mascota mine	29,428	(11,837)	—	17,591
La India mine	38,978	(20,050)	—	18,928

Total Southern Business	132,344	(67,768)	—	64,576

Exploration	—	—	(25,908)	(25,908)

Segment totals	$671,878	$(356,102)	$(29,643)	$286,133

Total segments income				$286,133
Corporate and other:
Amortization of property, plant and mine development				(153,509)
General and administrative				(30,543)
Finance costs				(27,762)
Loss on derivative financial instruments				(42,602)
Foreign currency translation loss				(3,846)
Other expenses				(4,540)

Income before income and mining taxes				$23,331

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2021

19.   SEGMENTED INFORMATION (Continued)

  The following table sets out total assets by segment:

	As at March 31, 2021	As at December 31, 2020
Northern Business:
LaRonde mine	$908,717	$852,171
LaRonde Zone 5 mine	75,677	71,545
Goldex mine	299,498	296,713
Meadowbank Complex	1,014,274	1,037,459
Meliadine mine	2,171,952	2,198,564
Hope Bay mine	312,441	—
Canadian Malartic joint operation	1,531,699	1,542,916
Kittila mine	1,554,357	1,590,795

Total Northern Business	7,868,615	7,590,163

Southern Business:
Pinos Altos mine	462,339	458,786
Creston Mascota mine	5,763	8,008
La India mine	229,324	228,120

Total Southern Business	697,426	694,914

Exploration	497,018	434,809

Corporate and other	489,757	894,869

Total assets	$9,552,816	$9,614,755

20.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2021, the total amount of these guarantees was $484.0 million. No amount in the outstanding letters of credit relates to obligations of the Hope Bay mine.

  Restricted cash represents investments and deposits that were pledged as collateral security for environmental reclamation bonding, for payments for land access, and for payments under a production lease for mineral rights at the Hope Bay mine prior to the acquisition by the Company.

  Security for environmental bonding for the Hope Bay mine is issued through demand bonds, a product underwritten by insurance companies. As at March 31, 2021, the Company had $23.7 million of demand bonds outstanding that require 60% collateral, provided through $14.2 million of cash deposits held by the insurance company issuer and $8.1 million of demand bonds outstanding that require 40% collateral, provided through $3.2 million of cash-collateralized letters of credit held by the insurance company issuer.

  As at March 31, 2021 the Company had $83.9 million of commitments related to capital expenditures.

21.   SUBSEQUENT EVENTS

  Dividends Declared

  On April 29, 2021, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.35 per common share (a total value of approximately $85.0 million), payable on June 15, 2021 to holders of record of the common shares of the Company on June 1, 2021.

QuickLinks

  Exhibit 99.1
First Quarter Report 2021
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2021
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2021
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2021
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2021
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) March 31, 2021